SHIP LOGO  VANGUARD(R)
                                                                   P.O. BOX 2600
                                                     VALLEY FORGE, PA 19482-2600

                                                                    610-669-1538
                                                      Judy_L_Gaines@vanguard.com


September 6, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                    via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE:      Vanguard Quantitative Funds


Dear Mr. Sandoe,

         The following responds to your comments of August 29, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 27 that was filed on July 5, 2006.


Comment 1:        Prospectus - Primary Investment Strategies
------------------------------------------------------------
Comment:          Include a reference to any market capitalization strategy
                  employed by the Fund, and include the market capitalization as of a recent date.

Response:         The Fund does not have a primary investment strategy of
                  investing in any particular market capitalization, so we do not plan to include anything in the Item 2 disclosure.
                  However, we will include the market capitalization range of the Fund's target index as of a recent date in our Item 4 disclosure.

Comment 2:        Prospectus - Performance/Risk Information
-----------------------------------------------------------
Comment:          Revise the second sentence of footnote 1 so it is clear
                  whether the Fund's Portfolio Manager served in this capacity for both the Fund and the collective trust that preceded it.

Response:         We will make the requested edit so it is clear that the same
                  PM has managed the Fund's assets dating back to the inception date of the collective trust that preceded the Fund.

Comment 3:        Prospectus - Plain Talk About the Fund's Portfolio Manager
----------------------------------------------------------------------------
Comment:          Please clarify whether the PM has managed the Fund and the collective trust since the inception of each.

Christian Sandoe, Esq.
September 6, 2006
Page 2

Response:         The PM has managed both the collective trust and the Fund
                  since inception so we will modify our disclosure to make this more clear.

Comment 4:        Tandy Requirements
------------------------------------
As required by the SEC, the Fund acknowledges that:

                o The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                o The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department